NM

08005234

UNITED ST...

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

PPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8 – 52395

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING ~~12/31/05~~

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

Atlas Capital Services, LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

135 East 57th Street, 26th Floor

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Hirsch (212) 267-3500

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Leonard Rosen & Company, P.C.

~~15 Maiden Lane~~ New York, NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

PROCESSED
APR 27 2006
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of *information contained in this form are not required to respond* unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

KA 4/26

OATH OR AFFIRMATION

I, Nicholas Hirsch swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Atlas Capital Services, LLC, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

V.P.
Title

X [signature]
Notary Public

ALAN J. BERK
NOTARY PUBLIC, State of New York
No. 31-4874265
Qualified in New York County
Commission Expires Oct. 27 2006

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The shareholder
Atlas Capital Services, LLC.

We have audited the accompanying statement of financial condition of Atlas Capital Services, LLC, as of December 31, 2005, and the related statements of operations, changes in capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlas Capital Services, LLC, as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Leonard Rosen & Company, P.C.

New York, New York
February 2, 2006

ATLAS CAPITAL SERVICES, LLC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Current Assets:		
Cash	$	5,527
Due from Clearing Broker		33,649
Total Current Assets		39,176
Other Assets:		
Investment in Securities at Cost		39,477
	$	78,653

LIABILITIES AND CAPITAL

Liabilities:		
Accounts Payable	$	2,500
Total Liabilities		2,500
Capital		76,153
Total Liabilities and Capital	$	78,653

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ATLAS CAPITAL SERVICES, LLC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Consulting and Finding Fees	$	566,318
Commissions		7,050
Total Revenues		573,368
Expenses:		
Employee Compensation, Benefits and Related Payroll Taxes		542,351
Rent		151,591
Communications		27,568
Clearance charges		6,812
Professional fees		23,110
Other		139,542
Total Expenses		890,974
Net Income (Loss)	$	(317,606)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ATLAS CAPITAL SERVICES, LLC.

STATEMENT OF CHANGES IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005

	Member's Capital
Balance - Beginning of Year	$ 256,619
Net income (Loss)	(317,606)
Add: Contributions	137,140
Balance - End of Year	$ 76,153

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ATLAS CAPITAL SERVICES, LLC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net Income (Loss)	$ (317,606)
(Increase) Decrease In Assets:	
Due from Clearing Broker	13,211
Investment in Securities	(1,477)
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	(5,000)
Net Cash Provided (Used) by Operating Activities	(310,872)
Cash Flows from Financing Activities	
Member's Contributions	137,140
Cash Provided by (Used) in Financing Activities	137,140
Net Increase (Decrease) in Cash	(173,732)
Cash and Cash Equivalents - Beginning of Year	179,259
Cash and Cash Equivalents - End of Year	$ 5,527

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 0
Taxes	$ 0

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ATLAS CAPITAL SERVICES, LLC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Nature of Business

Atlas Capital Services, LLC (The "Company"), a wholly owned subsidiary of The Atlas Group of Companies, is a New York company conducting business as broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Commission and, accordingly, is exempt from remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Consulting and finders fees are recognized on a monthly basis as earned.

B. Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash and cash equivalents.

C. Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

D. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

3. Related Party Transactions

The Company's parent company, the Atlas Group of Companies (the "Parent"), pays all occupancy and other costs, including officers' salaries, professional fees, benefits and telephone. In 2005, the Parent allocated $569,086 of such expenses.

4. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2005, the Company's net capital of $ 36,676 was $ 31,676 in excess of its required net capital of $ 5,000. The Company's capital ratio was 6.8%.

ATLAS CAPITAL SERVICES, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance-Beginning of Year	$	0
Additions or Withdrawals		0
Balance-End of Year	$	0

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

ATLAS CAPITAL SERVICES, LLC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

December 31, 2005

Credit Factors	
Capital	$ 76,153
Total Credit Factors	76,153
Debit Factors	
Total Debit Factors	39,477
Net Capital	36,676
Less: Minimum Net Capital Requirements per Rule 15c3-1(a-3)	
Greater of 6 2/3% of Aggregate Indebtedness or $100,000	5,000
Net Capital in Excess of Minimum Requirement	$ 31,676

Capital Ratio (Maximum Allowance 1,500%)

(*) Aggregate Indebtedness

Divided By Net Capital

$$\frac{2,500}{36,676} = 6.8\%$$

(*) Aggregate Indebtedness:	
Accounts Payable	$ 2,500
Total	$ 2,500

*NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Shareholder
Atlas Capital Services, LLC.

Gentlemen:

In planning and performing our audit of the financial statements of Atlas Capital Services, LLC. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Atlas Capital Services, LLC. that we considered relevant to the objectives stated in Rule 15a-5 (g) (i) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II) ; (2) in complying with the exemptive provisions of Rule 15c-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, (2) the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving the internal control structure, including procedures determining compliance with the exemption provision of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Atlas Capital Services, LLC. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Leonard Rosen & Company, P.C.

New York, New York
February 2, 2006